UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-04874

Colorado Interstate Gas Company, L.L.C.

(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)

1001 Louisiana Street, Suite 1000, Houston, Texas 77002 Telephone No. (713) 369-9000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Executive Offices)

6.85% Senior Debentures due June 15, 2037
(Description of Class of Securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240-12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

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1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Colorado Interstate Gas Company, L.L.C. certifies that it has reasonable grounds to believe that it meets all the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Colorado Interstate Gas Company, L.L.C.

Date: December 3, 2015	By:	/s/ David P. Michels
David P. Michels
Chief Financial Officer